UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2013

Commission File Number: 001-31221

Total number of pages: 29

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: January 30, 2013	By:	/S/ MUTSUO YAMAMOTO
Mutsuo Yamamoto
Head of Investor Relations

Information furnished in this form:

1.	Notice of Tender Offer for MAGASeek Corporation Common Shares

NTT DOCOMO, INC.

President and CEO: Kaoru Kato

Tokyo Stock Exchange: 9437

London Stock Exchange: NDCM

New York Stock Exchange: DCM

January 30, 2013

Notice of Tender Offer for MAGASeek Corporation Common Shares

NTT DOCOMO, INC. (“the Company” or “the Offeror”) hereby provides notice that on January 30, 2013, the Board of Directors decided to initiate a Tender Offer (“the Tender Offer”) for the common shares of MAGASeek Corporation (“the Target Company,” Tokyo Stock Exchange Inc. (Tokyo Stock Exchange) Mothers market, code 3060) and stock acquisition rights of issued in accordance with a resolution approved at the Target Company’s extraordinary general shareholders meeting held on January 30, 2006 and the Target Company’s Board of Directors’ meeting held on February 17, 2006 (the “Stock Acquisition Rights”) pursuant to the provisions of the Financial Instruments and Exchange Act (“the Act”; Act. No. 25 of 1948; includes subsequent revisions).

1. Purpose of the Tender Offer

(1)	Outline of the Tender Offer

On January 30, 2013, the Company’s Board of Directors decided to execute a Tender Offer for all of the outstanding common shares and Stock Acquisition Rights of the Target Company listed on the Tokyo Stock Exchange Mothers market except for the 5,298 shares (25.00% interest in relation to the total number of outstanding shares as of September 30, 2012 (21,190 shares) as stated in the report for the 2nd quarter of the 10th period submitted by the Target Company on November 12, 2012 (“interest”; rounded to two decimal places)) of the 13,640 common shares (64.37% interest) of the Target Company currently held by Itochu Corporation (“Itochu”), which is the parent company of the Target Company, thereby making the Company and Itochu the only shareholders of the Target Company, as part of the series of transactions for delisting the Target Company (“the Transaction”).

On January 30, 2013, the Company entered into a shareholder agreement (“the Shareholder Agreement”) and a tender agreement (“the Tender Agreement”) with Itochu for executing the Tender Offer, and received consent from Itochu stating that it would tender 8,342 shares (39.37% interest) of the 13,640 common shares (64.37% interest) of the Target Company it currently holds, not tendering and continuing to hold the remaining 5,298 shares (25.00% interest) after the Tender Offer. See “(6) Material agreements between the Offeror and the Target Company’s Shareholders in connection with the Tender Offer” for details on the Shareholder Agreement and the Tender Agreement.

As the purpose of the Tender Offer is to acquire all outstanding common shares (except the 5,298 shares (25.00% interest) held by Itochu) and Stock Acquisition Rights as stated above, no maximum number of shares to be purchased has been set, and all tendered shares will be purchased if the minimum number of shares to be purchased is exceeded. Meanwhile, the minimum number of shares to be purchased has been set at 8,829 shares (41.67% interest), which is a number obtained by deducting the number of shares Itochu has agreed not to tender and to continue holding after the Tender Offer (5,298 shares) from the number obtained by multiplying the total number of outstanding shares (21,190 shares) as of September 30, 2012 as stated in the report for the 2nd quarter of the 10th period submitted by the Target Company on November 12, 2012 by 2/3 (14,127 shares; rounded down to the nearest whole number). Therefore, all of the tendered shares will be purchased if the minimum number of shares to be purchased (8,829 shares) is reached, but none of the tendered shares will be purchased if the total number tendered is less than the minimum number of shares to be purchased (8,829 shares). The number of shares after deducting the number of shares to be tendered in the Tender Offer by Itochu (8,342 shares) from the minimum number of shares to be purchased (8,829 shares) is 487 shares (2.30% interest).

According to the “Notice of Expression of Opinion on the Tender Offer for MAGASeek Corporation Shares by NTT DOCOMO, INC.” released by the Target Company on January 30, 2013 (“Target Company Press Release”), as a result of carefully deliberating and considering the Transaction, including the Tender Offer based on the Target Company valuation dated January 30, 2013 (“Target Company Valuation”) obtained from Mizuho Securities Co., Ltd. (“Mizuho Securities”), the legal advice obtained from Mori Hamada & Matsumoto and the content of the opinions of independent directors (as defined in Article 436-2 of the listing rules of the Tokyo Stock Exchange; the same applies below) without an interest in the Company or Itochu, which is the Target Company’s controlling shareholder (as defined in Article 2(xlii-ii) of the listing rules of the Tokyo Stock Exchange and Article 3-2 of the enforcement regulations thereof; the same applies below) the Target Company has determined that the Transaction, including the Tender Offer, will contribute to improving the enterprise value of the Target Company, that the offer price of the common shares for the Tender Offer (“Tender Offer Price”) and other terms of the Tender Offer are appropriate, and that the Tender Offer will provide an opportunity for the rational sale of shares by the Target Company’s shareholders. Consequently, a decision to express an opinion in support of the Tender Offer and recommend that the shareholders of the Target Company tender their shares to the Tender Offer and leave the decision on tendering Stock Acquisition Rights to the Tender Offer to the discretion of holders of Stock Acquisition Rights was made in the meeting of the Target Company’s Board of Directors on January 30, 2013, because no valuation report was obtained from an independent appraiser and the appropriateness of the purchase price of the Stock Acquisition Rights was not verified considering that the Stock Acquisition Rights were issued as stock options and the Stock Acquisition Rights cannot be exercised even if acquired by the Company in light of the conditions of the exercise of said rights. Considering that of the Target Company’s officers, Kensuke Hosomi is concurrently serving as an employee of Itochu and Takaaki Komatani is a worker on loan from said company, the resolution concerning the opinion on the Tender Offer was conducted in two stages; and, from the perspective of avoiding the appearance of conflicts of interest, after a resolution approving the expression of a unanimous opinion supporting the Tender Offer based on deliberation by the two directors other than Kensuke Hosomi and Takaaki Komatani, the matter was deliberated upon again by all directors of the Target Company including Kensuke Hosomi and Takaaki Komatani in order to meet the required quorum for meetings of the Board of Directors in accordance with Article 369 of the Companies Act, and a unanimous decision was made to approve the above decision.

Furthermore, two of the Target Company’s auditors other than Toshihiro Hino, who is an outside company auditor of the Target Company, attended the above meeting of the Board of Directors and stated the opinion that they have no objection to recommending that the shareholders of the Target Company tender their shares in the Tender Offer and leave the decision on tendering Stock Acquisition Rights to the Tender Offer to the discretion of the holders of Stock Acquisition Rights. Of the auditors of the Target Company, Toshihiro Hino, who concurrently serves as an employee of Itochu, did not attend the above meeting of the Board of Directors from the perspective of avoiding the appearance of conflicts of interest.

The Target Company has announced the “Notice on the Revision of the Earnings Forecast and Dividend Forecast” on January 30, 2013. According to the announcement, a resolution was made in the meeting of the Target Company’s Board of Directors held in January 30, 2013 to revise the dividend forecast for the year ending March 2013, not pay a year-end dividend for the year ending March 2013 on the condition that the Tender Offer is successful.

(2)	Background and purpose for executing the Tender Offer, and decision-making process culminating in the Tender Offer

The Company has provided mobile communications services since its establishment in August 1991 with an investment from Nippon Telegraph & Telephone Corp. as NTT Mobile Communications Planning Co. Ltd. Since that time, the Company has continued to develop a variety of services to meet the varied needs of our customers, including our “i-mode” service, through which we aimed to “creating a new world of communications culture,” our “iD” mobile credit service, and the launch of our new “Xi” (“crossy”) service using the new LTE (Note 1) communications standard.

As a step towards achieving our 2020 corporate vision, “Pursuing Smart Innovation: HEART,” the Company drew up our “Medium-Term Vision 2015: Shaping a Smart Life,” which lays out the direction that the Company will take in the years leading up to 2015. Going forward, the Company aims to realize our vision of an even better, “smart life,” by further evolving mobile services, accelerating the creation of new value through the convergence of industries and services through cloud computing (Note 2), and making our customers’ lives and businesses even more safe and secure as well as convenient and efficient.

A primary challenge facing the Company has been to launch the “dmarket” content market for smartphones, which has been directly operated by the Company since November 2011, and to expand the range of the content available on “dmarket”, such as by launching the “dshopping” service in December 2012, which can easily be used for internet shopping on a daily basis from smartphones and tablets.

(Note 1)	LTE is an abbreviation for Long Term Evolution and refers to a next-generation communication standard that is an evolution of 3G mobile telephone communication.
(Note 2)	Cloud computing refers to the use of hardware and software via a network, and particularly via the Internet.

The Target Company originated when Naoya Inoue, President and CEO launched the “MAGASEEK” (magazine seek) business in August 2000 within Itochu enabling the purchase of products shown in fashion magazines prior to the advent of fashion EC (Note 3), and the business was transferred from Itochu after the Target Company was established in April 2003. Subsequently, the business expanded with the expansion of the fashion EC market, and the Target Company listed its shares on the Tokyo Stock Exchange Mothers market in November 2006.

The main businesses of the Target Company are the Magaseek business, which consists of operating the MAGASEEK comprehensive fashion EC site enabling the purchase of garments via the Internet, and the Outlet Peak business, which consists of operating the OUTLET PEAK outlet EC site. OUTLET PEAK is an EC site specializing in the sale of discounted merchandise, and there has been a strong response among consumers to sales within MAGASEEK, and the OUTLET PEAK business was started in February 2004 because there is demand for the discounting of certain brands outside sale periods and because this differs from the concept of MAGASEEK, which mainly sells products shown in magazines. Both are comprehensive fashion EC sites accessible over the Internet from mobile devices and PCs, and each site is registered in the Company’s i-mode in addition to the official sites of the Company’s competitors. In August 2000, the Company authorized MAGASEEK as the first official i-mode site selling fashion products.

The Target Company, which has supply routes from famous apparel manufacturers, and in the area of the operation of such EC sites has as a strength specialized knowledge in fashion, such as close partnerships and negotiations with each supplier handling goods shown in magazines, marketing analysis unique to the Target Company, the ability to select products to match the characteristics of mobile and PC media and the attributes of media users, carrying fashion products such as apparel, watches, accessories, shoes and miscellaneous items from approximately 600 famous brands as of December 30, 2012, with a growing membership exceeding 1.67 million members.

Furthermore, the Target Company started as a service linked with fashion magazines, and has now grown into a comprehensive fashion mall supported by customers with a product lineup not limited to products shown in magazines. During the summer and winter sale periods of 2012, popular actors and celebrities were cast in the Target Company’s first major television commercial to highlight the vision of the service “making tomorrow fun,” to which the Target Company aspired. In addition, the Target Company completely redesigned its EC site in September 2012, in a new effort to reproduce the new concept of “one’s own select shop” in the space of the Internet. It also moved its logistics center to Zama-shi in Kanagawa Prefecture, and it plans to proceed to consolidate its inventory, conducting in-house fulfillment business(Note 4) and actively engaging in contracted EC business for apparel, etc., in the future. Furthermore, the Target Company is working to conduct a variety of promotion activities and expand linked content, such as the launching of a fashion EC business in China in November 2012, while further raising the service level and consumer recognition, and while enhancing corporate value by increasing the number of active members (members who have made one or more purchases in the past year), with the aim of making further advances in the future.

We believe that such business conducted by the Target Company could accelerate the Company’s expansion into the e-commerce business (Note 5), which is one of the domains identified in our Medium-Term Vision. Specifically, “apparel” is a vital area in the e-commerce business, and business synergies can be expected in terms of the ability to provide a service used on a daily basis with mobile devices; moreover, the Target Company has a customer base of a considerable size among 20-30 year-old women. Business synergies can also be expected in terms of being able to provide greater satisfaction for customers of both companies through high added-value commerce services combined with the Company’s excellent lineup of brand-name products (smartphones, tablets, etc.).

These business synergies are envisaged to include making marketing using tablets and other mobile devices even more sophisticated, building customer delivery models that take advantage of our existing customer base, enhancing the usability of mobile easy-payment schemes, and other new synergies at the intersection of mobile communications and commerce.

(Note 3)	EC refers to e-commerce for concluding contracts and settling payments using the Internet.
(Note 4)	Fulfillment business refers to the service of undertaking all EC-related operations including logistics from apparel manufacturers.
(Note 5)	E-commerce business refers to the business of trading products and services on the Internet and in physical stores.

The Company believes that the Target Company must continuously increase the number of subscribers in order to achieve additional growth. Also, we believe that our 60 million existing customers and a scheme for using the network that we have built through our alliances with other companies to create new subscribers can play a major role in the Target Company’s further growth. At the same time, we believe that through the Target Company’s service we will be able to provide additional value to the Company’s existing customers that transcends industry barriers.

Therefore, the Company expressed to Itochu, which is the parent company of the Target Company, that it was interested in capital participation in the Target Company in mid-August 2012, and began negotiations with Itochu and the Target Company in September of the same year. In late October of 2012, the Company affirmed with Itochu and the Target Company that it would proceed with specific consideration of the possibility of capital participation in the Target Company by acquiring the Target Company’s outstanding shares through the Tender Offer. After conducting due diligence and further discussions among the Company, Itochu, and the Target Company, the Company arrived at the conclusion that making the Target Company part of the Company as a subsidiary, building a framework for consistent and timely decision-making, maximizing the synergies between the Company and the Target Company, and Itochu continuing to hold 25% of the Target Company’s outstanding common shares (excluding treasury stock held by the Target Company) after the Tender Offer to enable the Target Company continue collaboration with Itochu, which has much experience and an excellent track record handling fashion products as a general trading company, was the best option for ensuring the long-term and sustained enhancement of corporate value at the Target Company and at the Company’s group.

After taking this course of action, on January 30, 2013, the Company’s Board of Directors decided to execute the Tender Offer and concluded the Shareholder Agreement and the Tender Agreement with the Itochu on the same day.

(3)	Management Policy subsequent to the Tender Offer

After the Tender Offer has succeeded, and the Company and Itochu have become the only shareholders of the Target Company according to the procedure for delisting the Target Company shown in “(4) Plan for restructuring subsequent to the Tender Offer (so-called two-step acquisition)” below, the Target Company’s management structure will be arranged to include several officers from the Company and one officer from Itochu in order to quickly maximize the synergies of collaboration between the Company and the Target Company and proceed smoothly with collaboration between Itochu and the Target Company. Furthermore, it is planned that Naoya Inoue, President and CEO of the Target Company, to retain his position as President and CEO of the Target Company after the completion of the Tender Offer. The specific details of the officers to be named by both parties will be considered after the Tender Offer is completed.

(4)	Plan for restructuring subsequent to the Tender Offer (so-called two-step acquisition)

The Company plans to delist the Target Company as stated in “(1) Outline of the Tender Offer” above, but if all outstanding common shares (except the 5,298 shares (25.00% interest) held by Itochu) and Stock Acquisition Rights in the Target Company cannot be acquired, the Company and Itochu plan to acquire all of the Target Company’s outstanding common shares through the following procedure as part of this Transaction after the success of the Tender Offer. Furthermore, the Target Company is scheduled to become a consolidated subsidiary of the Company and an equity-method affiliate of Itochu after these procedures are completed.

The specific method to be adopted in this procedure is that after the Tender Offer is successful, the Company intends to ask the Target Company to put to a vote at the regular shareholders meeting scheduled to take place in June 2013 (“the Regular Shareholders Meeting”) resolutions (a) amending the Target Company’s Articles of Incorporation so that the Target Company may issue classes of shares other than common shares; (b) amending the Target Company’s articles of Incorporation to attach a compulsory acquisition provision to all common shares that have been issued by the Target Company (as prescribed in Article 108-1-7 of the Companies Act (Act No. 86 of 2005, includes subsequent revisions) herein and hereafter); and (c) acquiring all such shares issued by the Target Company in exchange for shares of a separate class of shares issued by the Target Company. The Company also intends to ask the Target Company to hold a class meeting constituted by the shareholders possessing the Target Company’s common shares to which the compulsory acquisition provision in the partial amendment of the Articles of Incorporation will apply (“the Class Meeting”) on the day of the Regular Shareholders Meeting, and submit (b) above at said meeting. The Company and Itochu intend to support each of the above resolutions at the Regular Shareholders Meeting and the Class Meeting with their respective voting rights.

If the aforementioned procedures are carried out, once a compulsory acquisition provision is attached to all of the common shares issued by the Target Company, all of such shares will be acquired by the Target Company; and, as consideration for this purchase, the common shareholders of the Target Company will be given shares of a separate class of shares in the Target Company. Those Target Company common shareholders who should receive only a fractional number of separate class Target Company shares will, in accordance with the procedures prescribed in Article 234 of Companies Act and other related and laws and regulations, instead be given a cash amount from the proceeds of the sale of the amount of shares equivalent to aggregate number of such fractional shares of the separate class of shares (if such aggregation results in a fractional number, such fractional number will be rounded down). It is intended that an application for sale by private contract be filed with the court for the monetary amount to be distributed to the common shareholders as the result of the sale of such separate class Target Company shares. This shall be in an amount equivalent to the aggregate number of such fractions that will be calculated to be the same as the amount obtained by multiplying the number of the Target Company’s common shares held by said shareholders and the Tender Offer Price.

The class and number of Target Company shares to be distributed as consideration for the acquisition of the common shares with the compulsory acquisition provision have not been decided as of the date of this press release. However, in order that the Company and Itochu will own all of the outstanding shares, the Company intends to ask the Target Company to ensure that the number of Target Company shares that must be distributed to the Target Company shareholders, other than the Company and Itochu, who do not tender their shares in the Tender Offer will be a fractional number less than one share.

To protect the rights of minority shareholders under the Companies Act in connection with the aforementioned procedures, there are provisions to the effect that (i) when amending the Articles of Incorporation to attach the compulsory acquisition provision to the common shares, the shareholders may request the purchase of their shares in accordance with the provisions of Articles 116 and 117 of the Companies Act and other relevant laws and regulations in (b) above; and (ii) when the Regular Shareholders Meeting approves the resolution to acquire all of the common shares with the compulsory acquisition provision, the shareholders may appeal the purchase price of such shares in accordance with the provisions of Article 172 of the Companies act and other relevant laws and regulations in (c) above. The purchase price and acquisition price for each share under methods (i) and (ii) above are ultimately to be decided upon by the court.

Furthermore, with regard to the above procedures (a) through (c), another method with the equivalent effect may be implemented depending on the Company’s interest after the Tender Offer or the status of ownership of shares of the Target Company by shareholders other than the Company. Also, it is intended that the Company and Itochu will own all outstanding shares in the Target Company by means of eventually delivering a monetary amount to common shareholders of the Target Company other than the Company and Itochu; and, in such cases, the monetary amount distributed to each of these Target Company shareholders other than the Company and Itochu will be calculated as the same as the Tender Offer Price multiplied by the number of Target Company shares held by such shareholders. The specific procedures in this case shall be disclosed once decided upon after discussion with the Target Company.

The Tender Offer does not constitute a solicitation of the support of the Target Company’s shareholders at the Regular Shareholders Meeting or the Class Meeting.

(5)	Expected de-listing and reasons thereof

The Target Company’s common shares are currently listed on the Tokyo Stock Exchange Mothers market as of today. However, because the Company has not specified a maximum number of shares to be purchased through the Tender Offer, depending on the outcome of the Tender Offer, in accordance with Tokyo Stock Exchange de-listing criteria, the Target Company’s common shares may be de-listed after undergoing the prescribed procedure. Even if these criteria do not apply as a result of the Tender Offer, if the Tender Offer is successful, the Company and Itochu will seek to own all of the Target Company’s common shares by subsequently executing the various procedures stated in the above “(4) Plan for restructuring subsequent to the Tender Offer (so-called two-step acquisition).” Under such circumstances, the Target Company would be de-listed after undergoing the prescribed procedure. Subsequent to de-listing, it will not be possible to trade the Target Company’s common shares on the Tokyo Stock Exchange Mothers market.

(6)	Material agreements between the Offeror and the Target Company’s Shareholders in connection with the Tender Offer

1)	Shareholder Agreement

On January 30, 2013, the Company entered into the Shareholder Agreement with Itochu to execute the Tender Offer. Under the Shareholder Agreement, items agreed to include (i) execution of the Transaction, (ii) the investment ratios of the Company and Itochu after the execution of the Transaction (75% by the Company and 25% by Itochu), (iii) matters concerning governance of the Target Company such as the Company and Itochu providing officers to the Target Company, (iv) various measures by the Company aimed at increasing the number of users of the websites operated by the Target Company and other matters concerning cooperation pertaining to the operation of the Target Company’s business, (v) matters concerning cooperation and the supply of products by Itochu aimed at expansion of the products carried by the Target Company, and consignment of logistics operations to the Target Company, (vi) matters related to the Target Company’s procurement of funds and other capital measures, and (vii) the general prohibition of assignment of the Target Company’s shares owned by the Company and Itochu and other matters related to assignment of the Target Company’s shares. Items (iii) through (vii) above shall take effect on the condition of the completion of the Transaction (the Transaction shall be completed at the time the acquisition of all class shares with a compulsory acquisition provision attached takes effect).

2)	Tender Agreement

On January 30, 2013, the Company entered into the Tender Agreement with Itochu for executing the Tender Offer stating that Itochu would tender 8,342 shares (39.37% interest) of the 13,640 common shares (64.37% interest) of the Target Company it currently holds, not tendering and continuing to hold the remaining 5,298 shares (25.00% interest) after the Tender Offer. Itochu may withhold tendering shares to the Tender Offer or cancel the Tender Agreement (a) if the Company’s representations and warranties(Note 1) under the Tender Agreement are not true or accurate, (b) if the Company is in violation of obligations(Note 2) under the Tender Agreement, (c) if not all procedures required for initiating the Tender Offer under applicable laws and regulations are adopted, or (d) if a tender offer opposing the Tender Offer (“Opposing Tender Offer”) is announced and the Company and Itochu are unable to reach an agreement on countermeasures, and the offer price per common share of the Target Company in the Opposing Tender Offer exceeds the Tender Offer Price by a certain amount and there is a risk of a breach of the duty of care of a prudent manager by the directors of Itochu in the tendering shares to the Tender Offer by Itochu; but such cases do not prohibit or restrict Itochu from tendering shares to the Tender Offer at its own discretion. Furthermore, in the event that there is no tender for all or some of the common shares in the Target Company owned by Itochu and scheduled to be tendered under the Tender Agreement, it is possible that the minimum number of shares to be purchased will not be reached, and the purchase, etc., conditions for the Tender Offer will not be met.

(Note 1)	The Company represents and warrants in relation to the Tender Agreement that (i) the Company’s existence is legal and effective, (ii) it has the legal capacity of rights and action, (iii) it complies with relevant procedures, according to laws and in-house regulations, (iv) the Tender Agreement can be enforced, (v) there are no violations, (vi) there are no relationships with antisocial forces, (vii) there are no undisclosed material facts, and (viii) there are no plans to immediately resell.
(Note 2)	In the Tender Agreement, the Company assumes (i) the responsibility to take the necessary steps to initiate the Tender Offer in accordance with laws and regulations, (ii) the responsibility to immediately notify Itochu of the details in the event of there being a breach or the possibility of a breach of representations and warranties by the Company or a breach of obligations under the Tender Agreement by the Company in the period leading up to the settlement date, (iii) the obligation of notification and discussion if aware of undisclosed material facts, (iv) the responsibility to maintain secrecy, and (v) the responsibility to prohibit the assignment of contractual positions, rights and obligations.

(7)	Measures to ensure the fairness of the Tender Offer, including measures to ensure the fairness of the offer price and measures to avoid conflicts of interest

The Company and the Target Company have taken the following measures to ensure the fairness of the Tender Offer due to the conclusion of a Shareholder Agreement and a Tender Agreement between the Company and Itochu, which is the parent company of the Target Company.

1)	Share valuation report obtained from an independent appraiser unaffiliated with the Company

To serve as a reference when determining the Tender Offer Price, the Company asked SMBC Nikko Securities Inc. (“SMBC Nikko Securities”), a calculation agent, who is independent from the Company, Itochu and the Target Company, to conduct an analysis of the value of the Target Company’s shares. SMBC Nikko Securities is not a related party with respect to the Company Itochu or the Target Company and does not have a material interest in the Tender Offer.

After considering the calculation method that should be used to calculate the value of the Target Company’s common shares from among several share value calculation methods, and based on the assumption that the Target Company is an ongoing concern, SMBC Nikko Securities conducted an analysis of the value of the Target Company’s shares using market price analysis and discounted cash flow analysis (“DCF analysis”); moreover, the Company obtained a Share Valuation Report from SMBC Nikko Securities on January 30, 2013 concerning the results of the calculation of the value of the Target Company’s common shares.

The Company has not obtained a fairness opinion concerning the Tender Offer Price from SMBC Nikko Securities. The respective values per common share of the Target Company’s shares as calculated by SMBC Nikko Securities according to the above calculation methods are as follows:

Market price analysis:	95,474 yen to 102,000 yen
DCF analysis:	126,639 yen to 169,581 yen

Using market price analysis, after considering the status of recent market trading of the Target Company’s common shares, with January 29, 2013 as the reference date, the per-share price ranged from 95,474 yen to 102,000 yen based on the simple average closing price of the Target Company’s common shares on the Tokyo Stock Exchange Mothers market over the past 1 month, which was 96,394 yen (rounded to the nearest whole number; same applies to the simple average closing price below), and the simple average closing price over the past 3 months, which was 95,474 yen.

Using DCF Analysis, after considering the financial forecast pertaining to the Target Company as submitted by the Target Company, the per-share price ranged from 126,639 yen to 169,581 yen based on enterprise value and share price, which is calculated by discounting the Target Company’s future expected free cash flow after the first half of the year ending March 2013 (October 2012) by a certain rate to arrive at present value according to the future earnings forecasts of the Target Company considering various factors such as recent performance trends and publicly available information.

Business years with significant increases and decreases in earnings have been included in the Target Company’s financial forecast that is assumed in the calculation by SMBC Securities using DCF analysis. As stated in the “Notice on the Revision of the Earnings Forecast and Dividend Forecast” announced by the Target Company on January 30, 2013, this is mainly a decrease in earnings resulting from decreased sales stemming from a sudden change in the competitive environment and the forecast of an effect on increasing earnings due to an increase in the number of active members associated with heightened brand recognition caused by the effect of advertising.

Bearing in mind the analysis results presented in the Share Valuation Report on the Target Company’s common shares obtained from SMBC Nikko Securities, and taking into general consideration the recent trend of the market price for Target Company’s common shares over the past 3 months, the substance of the negotiations with Itochu, the prospects for receiving support for the Tender Offer from the Target Company, examples of the premium attached to the purchase price in past cases of purchases of shares by a party other than the issuer, and the prospects for shares being tendered to the Tender Offer, on January 30, 2013 the Company’s Board of Directors ultimately decided an Tender Offer Price of 135,000 yen.

The Tender Offer Price was obtained by adding a premium of 32.35% to the 102,000 yen closing price of the Target Company’s common shares on the Tokyo Stock Exchange Mothers market on January 29, 2013 (rounded to two decimal places; same applies to the premium calculations below), 40.05% to the 96,394 yen simple average of closing prices for the past month, and 41.40% to the 95,474 yen simple average of closing prices for the three months.

Meanwhile the Stock Acquisition Rights were issued as stock options. Because of this, the exercise of Stock Acquisition Rights is conditional upon holding the position of a director, corporate auditor or employee of the Target Company, or a subsidiary or affiliate of the Target Company, and Stock Acquisition Rights may not be assigned. In light of the content of such Stock Acquisition Rights, the price for purchasing the Stock Acquisition Rights through the Tender Offer was set at 1 yen per share considering that the Stock Acquisition Rights cannot be exercised even if acquired.

The Company has not obtained a valuation from a third party for determining the purchase price of the Stock Acquisition Rights in the Tender Offer.

2)	Share valuation report obtained from an independent appraiser unaffiliated with the Target Company

According to the press release issued by the Target Company, the Target Company considered the Tender Offer Price presented by the Company and asked Mizuho Securities to calculate the value of the common shares of the Target Company as an independent calculation agent unaffiliated with the Company, Itochu or the Target Company as a measure to ensure fairness. Mizuho Securities is not a related party with respect to the Company, Itochu or the Target Company and does not have a material interest in the Tender Offer.

Mizuho Securities calculated the value of the Target Company using market price analysis and DCF analysis under certain assumptions and conditions based on the financial information and financial forecasts provided by the Target Company, and the Target Company obtained the Target Company Valuation from Mizuho Securities on January 30, 2013. The Target Company has not obtained an assessment concerning the appropriateness of the Tender Offer Price (fairness opinion) from Mizuho Securities.

The range of per-share valuations for the Target Company’s common shares resulting from the above approaches is presented below.

Market price analysis:	95,474 yen to 102,000 yen
DCF analysis:	126,639 yen to 169,581 yen

In market price analysis, the per-share price for the Target Company’s common shares was calculated using January 29, 2013 as the reference date to be in the range from 95,474 yen to 102,000 yen based on the closing price of the Target Company’s common shares on the Tokyo Stock Exchange Mothers market on the reference date (102,000 yen), the simple average closing price over the past 1 month (96,394 yen) and the simple average closing price over the past 3 months (95,474 yen) using January 29, 2013 as the reference date.

Using DCF Analysis, the per-share price for the Target Company’s common shares was calculated to be in the range from 95,474 yen to 102,000 yen by assessing the share value of the Target Company by discounting the Target Company’s future expected free cash flow by a certain rate to arrive at present value considering the Target Company’s business plan, the latest performance trends, synergies expected to be generated between the Company, Itochu and the Target Company, and information submitted by the Target Company.

The Target Company has included business years with significant increases and decreases in earnings in the Target Company’s business plan submitted to Mizuho Securities that is assumed in the calculation using DCF analysis. As stated in the “Notice on the Revision of the Earnings Forecast and Dividend Forecast” announced by the Target Company on January 30, 2013, this is mainly a decrease in earnings resulting from decreased sales stemming from a sudden change in the competitive environment and the forecast of an effect on increasing earnings due to an increase in the number of active members associated with heightened brand recognition caused by the effect of advertising.

Furthermore, the Target Company issued the Stock Acquisition Rights as stock options, and as the exercise of Stock Acquisition Rights is conditional upon holding the position of a director, corporate auditor or employee of the Target Company, or a subsidiary or affiliate of the Target Company, and these may not be assigned, the Company has not obtained an opinion on the valuation thereof by an independent appraiser considering that they cannot be exercised even if obtained.

(Note) When submitting the Target Company valuation, Mizuho Securities used information provided by the Target Company and publicly available information on the assumption that such materials and information were all accurate and complete and did not independently verify the accuracy or completeness of such. In addition, the Target Company’s financial forecasts are assumed to be prepared rationally by the Target Company’s management based on the best forecasts and decisions available at the time.

3)	Advice from an external law firm for the Target Company

According to the Target Company Press Release, the Target Company appointed Mori Hamada & Matsumoto as legal counsel to eliminate arbitrariness and ensure fairness in the consideration and decision-making process in the Target Company’s Board of Directors concerning the Transaction, including the Tender Offer, and is receiving the necessary legal advice from said law firm concerning the decision-making process, decision-making methods and other legal points of note concerning the Transaction including the Tender Offer.

4)	Acquisition of an opinion from a party without an interest in the Target Company’s controlling shareholder that the decision by a listed company is not against the interests of minority shareholders

According to the Target Company Press Release, January 30, 2013, there is no interest between the Target Company and the Company or Itochu, which is the controlling shareholder of the Target Company; and, the Target Company has received a written opinion from Takashi Kuramoto, who is recorded as an external director of the Target Company, stating (i) that the Transaction, including the Tender Offer, was considered from the perspective of increasing the enterprise value of the Target Company, (ii) that negotiations concerning the Tender Offer Price and other the terms of the Transaction were carried out by the Company, Itochu and the Target Company, and that consideration was deemed to be given to the interests of minority shareholders through fair procedures in the Target Company’s decision-making process concerning the Tender Offer, and (iii) that it is the Target Company’s judgment relating to expression of an opinion that the Transaction, including the Tender Offer, is not against the interests of the Target Company’s minority shareholders from the perspective of the purpose, decision-making procedures, or fairness of consideration when comprehensively considering circumstances such as the Tender Offer Price being thought to be fair in light of (i), (ii) and the results of the calculation of the value of the Target Company’s common shares by Mizuho Securities. Said written opinion includes the opinion that the Company will become the controlling shareholder upon the success of the Tender Offer, and that the decision concerning a material transaction with the controlling shareholder in the case the procedure for delisting the Target Company as stated in “(4) Plan for restructuring subsequent to the Tender Offer (so-called two-step acquisition)” above is not against the interests of minority shareholders of the Target Company.

5)	Approval of all directors and corporate auditors without any interest in the Target Company

According to the Target Company Press Release, the Target Company carefully deliberated and considered the Transaction, including the Tender Offer, based on the Target Company Valuation obtained from Mizuho Securities, the legal advice obtained from Mori Hamada & Matsumoto, and the content of the opinions of independent directors without an interest in the Company or Itochu, which is the Target Company’s controlling shareholder. Furthermore, concurrently, discussions with the Company concerning collaboration between the Target Company and the Company including the sale of fashion-related products handled by the Target Company on the EC sites established and operated by the Company, and discussions with Itochu concerning collaboration between the Target Company and Itochu including matters concerning cooperation aimed at expanding the product lineup carried by the Target Company, the supply of products by Itochu, and the consignment of logistics operations to the Target Company have commenced, and said discussions are scheduled to continue.

In a market environment where the weight of access and orders from smartphones are increasing rapidly, the Target Company believes that the construction of the fashion EC site with the greatest support from smartphone users is key to differentiation from rival companies. The Company possesses knowledge and technology concerning mobile businesses and devices, and building a capital relationship between the Target Company and the Company is expected to make the Target Company more competitive by conducting new businesses backed by this capital relationship. That is, while the Target Company believes strengthening the recognition of the MAGASeek business is a pressing issue, it believes that factors such as the ability to approach the Company’s approximately 60 million subscribers, and the expected synergies to occur in advertizing and promotion will have a substantial effect on strengthening brand recognition and increasing membership. In addition to expansion of the size of the business through such partnerships with the Company, it believes it can expand and accelerate its product lineup by also continuing the deep capital relationship with Itochu, which has strong ties with the textiles industry. As a result, the Target Company has determined that the Transaction including the Tender Offer will contribute to improving the enterprise value of the Target Company, that the Tender Offer Price and other terms of the Tender Offer are appropriate, and that the Tender Offer will provide an opportunity for the rational sale of shares by the Target Company’s shareholders. Consequently, a decision to express an opinion in support of the Tender Offer and recommend that the shareholders of the Target Company tender their shares to the Tender Offer and leave the decision on tendering Stock Acquisition Rights to the Tender Offer to the discretion of holders of Stock Acquisition Rights was made in the meeting of the Target Company’s Board of Directors held on January 30, 2013, because no valuation report was obtained from an independent appraiser and the appropriateness of the purchase price of the Stock Acquisition Rights was not verified considering that the Stock Acquisition Rights were issued as stock options and the Stock Acquisition Rights cannot be exercised, even if acquired by the Company in light of the conditions of the exercise of said rights. Considering that of the Target Company’s officers, Kensuke Hosomi is concurrently serving as an employee of Itochu and Takaaki Komatani is a worker on loan from said company, the resolution concerning the opinion on the Tender Offer was conducted in two stages; and, from the perspective of avoiding the appearance of conflicts of interest, after a resolution approving the expression of a unanimous opinion supporting the Tender Offer based on deliberation by the two directors other than Kensuke Hosomi and Takaaki Komatani, the matter was deliberated upon again by all directors of the Target Company including Kensuke Hosomi and Takaaki Komatani in order to meet the required quorum for meetings of the Board of Directors in accordance with Article 369 of the Companies Act, and a unanimous decision was made to approve the above decision.

Furthermore, two of the Target Company’s auditors other than Toshihiro Hino, who is an outside company auditor of the Target Company attended the above meeting of the Board of Directors, and stated the opinion that they have no objection to recommending that all shareholders of the Target Company to tender their shares in the Tender Offer and leave the decision on tendering Stock Acquisition Rights to the Tender Offer to the discretion of the holders of Stock Acquisition Rights. Of the auditors of the Target Company, Toshihiro Hino, who concurrently serves as an employee of Itochu, did not attend the above meeting of the Board of Directors from the perspective of avoiding the appearance of conflicts of interest.

6)	Measures for ensuring purchase opportunities by other purchasers

While the minimum time prescribed by law is 20 business days, the Tender Offer Period decided by the Company for the Tender Offer (“the Tender Offer Period”) is 30 business days. Setting a relatively long Tender Offer Period compared to the minimum period required by law ensures the fairness of the Tender Offer by giving the Target Company’s shareholders and holders of Stock Acquisition Rights adequate opportunity to make a decision about whether to respond to the Tender Offer. Also, it gives them the opportunity to sell shares to parties other than the Company.

Furthermore, the Company, Itochu and the Target Company have not agreed to any content restricting contact between the Target Company and a party making an Opposing Tender Offer, such as an agreement including a transaction protection clause that prohibits a party making an Opposing Tender Offer from contacting by the Target Company, and consideration has been given to ensuring the fairness of the Tender Offer by ensuring opportunities for opposing acquisitions in combination with the establishment of the above Tender Offer Period.

2. Description of the Offer

(1)	Target Company information

1)	Company name	MAGASeek Corporation

2)	Registered address	3-2-1 Nishikanda, Chiyoda-ku, Tokyo

3)	Name and title of representative	Naoya Inoue, President and CEO

4)	Principal business	Sale of ladies’ and men’s clothing over the Internet, etc.

5)	Stated capital	1,156 million yen (as of December 31, 2012)

6)	Date established	April 1, 2003

7)	Major shareholders and percentage of shares held (as of September 30, 2012)

Itochu Corporation 64.37%

Shogakukan, Inc. 7.48%

Shueisha, Inc. 1.89%

Kodansha, Ltd. 1.89%

SBI Securities, Co., Ltd. 0.99%

Naoya Inoue 0.77%

Magaseek employee share ownership plan 0.56%

Takuo Nakatani 0.52%

Koji Maki 0.48%

Kobunsha Co., Ltd. 0.47%

8)	Relationship between Offeror and Target Company

	Equity relationship	Not applicable.

	Personal relationships	Not applicable.

	Trading relationships	The Target Company is recognized as an official page in the fashion section of the Company’s unique i-mode and sp-mode services, but there is no exchange of consideration, etc.

	Related party status	Not applicable.

(2)	Timetable

1)	Timetable

Board of Directors resolution	Wednesday, January 30, 2013

Date of Tender Offer commencement notice

Thursday, January 31, 2013

Notices will be posted electronically, and a notice to this effect will be published in the Nihon Keizai Shimbun.

(Address for electronic notices: http://info.edinet-fsa.go.jp)

Tender Offer Registration Statement submission date	Thursday, January 31, 2013

2)	Tender Offer Period at initial filing

Thursday, January 31, 2013 to Thursday, March 14, 2013 (30 business days)

3)	Possibility of extension at the request of the Target Company

Not applicable.

(3)	Tender offer price

Common shares:	135,000 yen per share
Stock Acquisition Rights:	1 yen each

(4)	Basis for calculating the Tender Offer Price

1)	Calculation basis

(i)	Common shares

The Company asked SMBC Nikko Securities, an independent appraiser unaffiliated with the Company, Itochu and the Target Company, to conduct an analysis of the value of the Target Company’s common shares to determine the Tender Offer Price.

After considering the calculation method that should be used to calculate the value of the Target Company’s common shares from among several share value calculation methods, and based on the assumption that the Target Company is an ongoing concern, SMBC Nikko Securities conducted an analysis of the value of the Target Company’s shares using market price analysis and DCF analysis; moreover, the Company obtained a Share Valuation Report from SMBC Nikko Securities on January 30, 2013 concerning the results of the calculation of the value of the Target Company’s common shares.

The Company has not obtained a fairness opinion concerning the Tender Offer Price from SMBC Nikko Securities. The respective values per common share of the Target Company’s shares as calculated by SMBC Nikko Securities according to the above calculation methods are as follows:

Market price analysis:	95,474 yen to 96,394 yen
DCF analysis:	114,818 yen to 151,258 yen

Using market price analysis, after considering the status of recent market trading of the Target Company’s common shares, with January 29, 2013 as the reference date, the per-share price ranged from 95,474 yen to 96,394 yen based on the simple average closing price of the Target Company’s common shares on the Tokyo Stock Exchange Mothers market over the past 1 month, which was 96,394 yen, and the simple average closing price over the past 3 months, which was 95,474 yen.

Using DCF Analysis, after considering the business plan pertaining to the Target Company as submitted by the Target Company, the per-share price ranged from 114,818 yen to 151,258 yen based on enterprise value and share price, which is calculated by discounting the Target Company’s future expected free cash flow after the first half of the year ending March 2013 (October 2012) by a certain rate to arrive at present value according to the future earnings forecasts of the Target Company considering various factors such as recent performance trends and publicly available information.

Business years with significant increases and decreases in earnings have been included in the Target Company’s business plan that is assumed in the calculation by SMBC Securities using DCF analysis. As stated in the “Notice on the Revision of the Earnings Forecast and Dividend Forecast” announced by the Target Company on January 30, 2013, this is mainly a decrease in earnings resulting from decreased sales stemming from a sudden change in the competitive environment and the forecast of an effect on increasing earnings due to an increase in the number of active members associated with heightened brand recognition caused by the effect of advertising.

Bearing in mind the analysis results presented in the Share Valuation Report on the Target Company’s common shares obtained from SMBC Nikko Securities, and taking into general consideration the recent trend of the market price for Target Company’s common shares over the past 3 months, the substance of the negotiations with Itochu, the prospects for receiving support for the Tender Offer from the Target Company, examples of the premium attached to the purchase price in past cases of purchases of shares by a party other than the issuer, and the prospects for shares being tendered to the Tender Offer, on January 30, 2013 the Company’s Board of Directors ultimately decided on a Tender Offer Price of 135,000 yen.

The Tender Offer Price was obtained by adding a premium of 32.35% to the 102,000 yen closing price of the Target Company’s common shares on the Tokyo Stock Exchange Mothers market on January 29, 2013, 40.05% to the 96,394 yen simple average of closing prices for the past month, and 41.40% to the 95,474 yen simple average of closing prices for the three months.

(ii)	Stock Acquisition Rights

The Stock Acquisition Rights were issued as stock options. Because of this, the exercise of Stock Acquisition Rights is conditional upon holding the position of a director, corporate auditor or employee of the Target Company, or a subsidiary or affiliate of the Target Company, and Stock Acquisition Rights may not be assigned. In light of the content of such Stock Acquisition Rights, the price for purchasing the Stock Acquisition Rights through the Tender Offer was set at 1 yen per share considering that the Stock Acquisition Rights cannot be exercised even if acquired.

The Company has not obtained a valuation from a third party for determining the purchase price of the Stock Acquisition Rights in the Tender Offer.

2)	Background of calculation

In mid August 2012, the Company expressed to Itochu, which is the parent company of the Target Company, and the Target Company that it was interested in capital participation in the Target Company, and began negotiations with Itochu and the Target Company in September of the same year. Subsequently, in October 2012, the Company affirmed with Itochu and the Target Company that it would proceed with specific consideration of the possibility of capital participation in the Target Company by acquiring the Target Company’s outstanding shares through the Tender Offer. After conducting due diligence and further discussions among the Company, Itochu, and the Target Company, the Company arrived at the conclusion that making the Target Company part of the Company as a subsidiary, building a framework for consistent and timely decision-making, maximizing synergies between the Company and the Target Company, and Itochu continuing to hold 25% of the Target Company’s outstanding common shares (excluding treasury stock held by the Target Company) after the Tender Offer to enable the Target Company continue collaboration with Itochu, which has much experience and an excellent track record handling fashion products as a general trading company, was the best option for ensuring the long-term and sustained enhancement of corporate value at the Target Company and at the Company’s group.

After taking this course of action, on January 30, 2013, the Company’s Board of Directors decided to execute the Tender Offer and decided on the Tender Offer Price according to the following process.

(i)	Names of third parties from whom opinions were solicited upon performing the calculation

The Company asked SMBC Nikko Securities, an independent appraiser unaffiliated with the Company, Itochu and the Target Company, to conduct an analysis of the value of the Target Company’s common shares to determine the Tender Offer Price.

After considering the calculation method that should be used to calculate the value of the Target Company’s common shares from among several share value calculation methods, and based on the assumption that the Target Company is an ongoing concern, SMBC Nikko Securities conducted an analysis of the value of the Target Company’s shares using market price analysis and DCF analysis; moreover, the Company obtained a Share Valuation Report from SMBC Nikko Securities on January 30, 2013 concerning the results of the calculation of the value of the Target Company’s common shares. The Company has not obtained a fairness opinion concerning the Tender Offer Price from SMBC Nikko Securities.

(ii)	Summary of the Opinion

The respective values per common share of the Target Company’s shares according to the above calculation methods are as follows:

Market price analysis:	95,474 yen to 96,394 yen
DCF analysis:	114,818 yen to 151,258 yen

Using market price analysis, after considering the status of recent market trading of the Target Company’s common shares, with January 29, 2013 as the reference date, the per-share price ranged from 95,474 yen to 96,394 yen based on the simple average closing price of the Target Company’s common shares on the Tokyo Stock Exchange Mothers market over the past month, which was 96,394 yen (rounded to the nearest whole number; same applies to the simple average closing price below), and the simple average closing price over the past three months, which was 95,474 yen.

Using DCF Analysis, after considering the business plan pertaining to the Target Company as submitted by the Target Company, the per-share price ranged from 114,818 yen to 151,258 yen based on enterprise value and share price, which is calculated by discounting the Target Company’s future expected free cash flow after the first half of the year ending March 2013 (October 2012) by a certain rate to arrive at present value according to the future earnings forecasts of the Target Company considering various factors such as recent performance trends and publicly available information.

Business years with significant increases and decreases in earnings have been included in the Target Company’s business plan that is assumed in the calculation by SMBC Securities using DCF analysis. As stated in the “Notice on the Revision of the Earnings Forecast and Dividend Forecast” announced by the Target Company on January 30, 2013, this is mainly a decrease in earnings resulting from decreased sales stemming from a sudden change in the competitive environment and the forecast of an effect on increasing earnings due to an increase in the number of active members associated with heightened brand recognition caused by the effect of advertising.

(iii)	Background to the determination of the purchase price based on this opinion

Bearing in mind the analysis results presented in the Share Valuation Report on the Target Company’s common shares obtained from SMBC Nikko Securities, and taking into general consideration the recent trend of the market price for Target Company’s common shares over the past 3 months, the substance of the negotiations with Itochu, the prospects for receiving support for the Tender Offer from the Target Company, examples of the premium attached to the purchase price in past cases of purchases of shares by a party other than the issuer, and the prospects for shares being tendered to the Tender Offer, on January 30, 2013 the Company’s Board of Directors ultimately decided on a Tender Offer Price of 135,000 yen.

The Tender Offer Price was obtained by adding a premium of 32.35% to the 102,000 yen closing price of the Target Company’s common shares on the Tokyo Stock Exchange Mothers market on January 29, 2013, 40.05% to the 96,394 yen simple average of closing prices for the past month, and 41.40% to the 95,474 yen simple average of closing prices for the three months.

Meanwhile the Stock Acquisition Rights were issued as stock options. Because of this, the exercise of Stock Acquisition Rights is conditional upon holding the position of a director, corporate auditor or employee of the Target Company, or a subsidiary or affiliate of the Target Company, and Stock Acquisition Rights may not be assigned. In light of the content of such Stock Acquisition Rights, the price for purchasing the Stock Acquisition Rights through the Tender Offer was set at 1 yen per share considering that the Stock Acquisition Rights cannot be exercised even if acquired. The Company has not obtained a valuation from a third party for determining the purchase price of the Stock Acquisition Rights in the Tender Offer.

3)	Relationship with the calculation agent

SMBC Nikko Securities is not a related party with respect to the Company, Itochu or the Target Company and does not have a material interest in the Tender Offer.

(5)	Number of shares to be purchased

Number of Shares to be Purchased	Minimum Number of Shares to be Purchased	Maximum Number of Shares to be Purchased
16,012 shares	8,829 shares	—

(Note 1)	If the total number of shares tendered is less than the minimum number to be purchased (8,829 shares), none of the tendered shares will be purchased. If the number of shares tendered exceeds the minimum number of shares to be purchased (8,829 shares), all of the shares will be purchased.

(Note 2)	The “number of shares to be purchased” is noted as the maximum number of the Target Company’s shares the Company will acquire via the Tender Offer. The maximum number of shares to be purchased has been set at the number of shares (16,012 shares) obtained by adding the total of the number of the Target Company’s outstanding common shares (21,190 shares) as of September 30, 2012 as stated in the report for the 2nd quarter of the 10th period submitted by the Target Company on November 12, 2012, and the common shares (120 shares) underlying stock acquisition rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012, and deducting the number of shares Itochu has agreed not to tender and to continue holding after the Tender Offer (5,298 shares). The Offeror has received a report from the Target Company stating that there is no change in the number of common shares (120 shares) underlying stock acquisition rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012.

(Note 3)	It is possible that the Stock Acquisition Rights will be exercised before the end of the Tender Offer Period; however, the Target Company’s common shares that would be issued as a result of this would also be subject to the Tender Offer.

(6)	Change in the percentage of shares held due to the purchase

Number of voting rights for shares held by the Offeror prior to the purchase	— rights	(Percentage of shares held prior to the purchase %)
%)
Number of voting rights for shares held by parties with special relationships prior to the purchase	13,640 rights	(Percentage of shares held prior to the purchase %)
64.01%)
Number of voting rights for the shares to be purchased	16,012 rights	(Percentage of shares held after the purchase)
100.00%)
Number of voting rights held by all shareholders, etc. of the Target Company	21,190 rights

(Note 1)	The “number of voting rights for the shares to be purchased” noted is the number of voting rights for the shares to be purchased in the Tender Offer (16,012 shares). The “number of voting rights for the shares to be purchased” includes the number of voting rights pertaining to the common shares (120 shares) underlying stock acquisition rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012. The Offeror received a report on September 30, 2012 from the Target Company stating that there is no change in the number of common shares (120 shares) underlying stock acquisition rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012.

(Note 2)	The “number of voting rights for shares held by parties with special relationships prior to the purchase” is the number of voting rights for shares held by each party with a special relationship. However, because the Tender Offer includes the purchase of shares (8,342 shares) that Itochu, which is a party with a special relationship, has agreed to tender to the Tender Offer, the number of votes (8,342 votes) pertaining to the number of shares (8,342 shares) that Itochu has agreed to tender to the Tender Offer is not added to the “number of voting rights for shares held by parties with special relationships prior to the purchase,” which is the numerator in calculation of the “percentage of shares held after the purchase.”

(Note 3)	The “number of voting rights held by all shareholders of the Target Company” is the number of voting rights held by all shareholders as of September 30, 2012 as stated in the report for the 2nd quarter of the 10th period submitted by the Target Company on November 12, 2012. However, as the Tender Offer includes the purchase of Stock Acquisition Rights, 21,310 votes including the number of voting rights (120 votes) pertaining to the common shares (120 shares) underlying stock acquisition rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012 is used as the “number of voting rights held by all shareholders of the Target Company” in the calculation of the “percentage of shares held prior to the purchase” and the “percentage of shares held after the purchase.” The Offeror received a report on September 30, 2012 from the Target Company stating that there is no change in the number of common shares (120 shares) underlying stock acquisition rights (12 rights) as of May 31, 2012 as stated in the Securities Report for the 9th Period filed by the Target Company on June 22, 2012.

(Note 4)	The “percentage of shares held prior to the purchase” and the “percentage of shares held after the purchase” have been rounded to the second decimal place.

(7)	Purchase Price 2,161,620,000 yen

(Note)	This denotes the Tender Offer Price per common share of the Target Company (135,000 yen) multiplied by the number of shares to be purchased (16,012 shares).

(8)	Method of Settlement

1)	Name and head office address of financial instruments business operator, bank, or other institution in charge of settlement of the Tender Offer

SMBC Nikko Securities Inc., 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

2)	Settlement Commencement Date

Thursday, March 21, 2013

3)	Method of Settlement

Notification of the purchases under the Tender Offer will be sent to the address or residence of all accepting shareholders (or the standing proxy for foreign shareholders) immediately after the conclusion of the Tender Offer period.

Purchases will be settled in cash. In accordance with the instructions of the accepting shareholders (or the standing proxy for foreign shareholders), the Tender Offer Agent will, without delay after the settlement commencement date, remit the funds for the shares purchased to the location designated by the accepting shareholders (or the standing proxy for foreign shareholders).

4)	Share Redemption Method

Should the Purchaser not be able to purchase all of the subscription shares based on the conditions contained in “1) Existence and Description of Conditions Stipulated in each Provision of Law No. 27-13-4” or “2) Existence of Conditions for the Withdrawal of a Tender Offer and the Method for Disclosure of Such” in Section “(9) Method for and Conditions on Other Purchases,” below, the Tender Offer agent shall return shares that need to be returned to the accepting shareholders’ accounts with the Tender Offer Agent on the second business day after the commencement of the settlement date (the date of withdrawal in the event the Tender Offer was withdrawn) and returned according to the state immediately prior to the subscription (the state immediately prior to the subscription means the state in which the order to subscribe to the tender offer has been cancelled).

With regard to Stock Acquisition Rights, the “Assignment Approval Notification” and Stock Acquisition Right certificates submitted for subscription shall be mailed or delivered to the accepting shareholders, etc. (or the standing proxy for holders of Stock Acquisition Rights who reside abroad).

(9)	Other terms and procedures for the Tender Offer

1)	Description and existence of conditions provided under Article 27-13(4) of the Act

If the total number of shares tendered is less than the minimum number to be purchased (8,829 shares), the tendered shares will not be purchased in their entirety. If the number of shares tendered exceeds the minimum number of shares to be purchased (8,829 shares), all of the shares will be purchased.

2)	Existence and description of the conditions for withdrawal, etc., of the Tender Offer, and the method for disclosure of withdrawal, etc.

In the event of any of the circumstances provided under Article 14(1)(i)1 to 9 and 12 to 18, (iii)1 to 8 and 10, and (iv), or under Article No. 14(2)(iii) to (vi) of the Enforcement Ordinance of the Financial Instruments and Exchange Act (Cabinet Order No. 321 of 1965, including subsequent revisions; “the Order”), a withdrawal, etc., of the Tender Offer may be made.

Note that “facts similar to facts listed under 1 to 9” as prescribed under Article 14(1)(iii)10 of the Order refers to cases in which it is revealed that there are false statements concerning material information or omissions of material information that should have been included in statutory disclosure documents submitted by the Target Company in the past.

When making a withdrawal, etc., an electronic public notice is to be made, and the pertinent information posted in the Nihon Keizai Shimbun. However, if it is difficult to make a public notice by the last day of the Tender Offer Period, the announcement is to be made by the method prescribed under Article 20 of the Cabinet Office Ordinance Concerning Disclosure of a Tender Offer for Share Certificates by a Party other than the Issuer (Ministry of Finance No. 38 of 1990, including subsequent revisions; “the Ordinance”).

3)	Existence and details of conditions for lowering the purchase price, and method of disclosure thereof

According to the provisions of Article 27-6(1)(i) of the Act, in the event the Target Company takes action prescribed under Order 13(1) during the Tender Offer period, the purchase price may be lowered in accordance with the standard prescribed under Article 19(1) of the Ordinance.

When lowering the purchase price, an electronic public notice shall be made, and this information posted in the Nihon Keizai Shimbun. However, if it is difficult to make the public notice before the final day of the Tender Offer period, the announcement shall be made by the method prescribed under Article 20 of the Ordinance, and public notice shall be given immediately thereafter.

If the purchase price is lowered, the shares tendered on or before the date of the public notice shall also be purchased at the lowered purchase price.

4)	Information concerning the right of cancellation by accepting shareholders

Accepting shareholders may cancel the contract concerning the Tender Offer at any time during the Tender Offer period.

To cancel the contract, deliver or send a document stating the cancellation of the contract related to the Tender Offer (hereafter referred to as “cancellation documents”) to the head office or branch office of the party specified below no later than 3:30 pm on the final day of the Tender Offer period (however, business hours may vary depending on the branch. Please check the business hours of the branch to be used before carrying out the procedures). However, if sent, cancellation is conditional on the arrival of the cancellation documents at the party specified below no later than 3:30 pm on the final day of the Tender Offer period (however, business hours may vary depending on the branch. Please check the business hours of the branch to be used before carrying out the procedures).

Part authorized to accept cancellation documents

        SMBC Nikko Securities Inc., 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

        (Other domestic branches of SMBC Nikko Securities Inc.)

The Offeror may not claim payment of damages or penalty fees associated with the cancellation of the contract by an accepting shareholder.

5)	Method of disclosure when the terms of purchase are changed

The Offeror may change the terms of purchase during the Tender Offer period except in cases prohibited by Article 27-6(1) and 13 of the Ordinance.

When attempting to change the terms of purchase, an electronic public notice of the details of the change shall be made, and this information shall be posted in the Nihon Keizai Shimbun. However, if it is difficult to make the public notice before the final day of the Tender Offer period, the announcement shall be made by the method prescribed under Article 20 of the Ordinance, and public notice shall be given immediately thereafter.

If the terms of purchase are changed, the shares tendered on or before the date of the public notice shall also be purchased under the changed terms of purchase.

6)	Method of disclosure when submitting a correction notice

If a correction notice is submitted to the Director General of the Kanto Regional Financial Bureau, information on the correction notice that is related to the details shown on the public notice of the commencement of the Tender Offer shall immediately be announced by the method prescribed under Article 20 of the Ordinance. Furthermore, the Tender Offer Statement is to be corrected immediately, and a correction shall be made by delivering a corrected Tender Offer Statement to accepting shareholders to whom the Tender Offer Statement has already been delivered. However, if the scope of the correction is minor, the correction shall be made by preparing and delivering to the accepting shareholder a written document stating the reason for the correction, the corrected items and a description of the content after the correction is made.

7)	Method of disclosure of results of the Tender Offer

The results of the Tender Offer shall be announced by the method prescribed under Article No. 9-4 of the Enforcement Order and Cabinet Order 30-2 of the Cabinet Order the day after the final day of the Tender Offer period.

8)	Other

The Tender Offer is not directly or indirectly conducted within the United States, conducted toward the United States, using the United States Postal Service or any methods or means of interstate commerce, international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communications), or conducted through securities exchange facilities within the United States. The Tender Offer may not be tendered using the above methods and means, through the above facilities, or from within the United States.

Furthermore, the purchase documents concerning the Tender Offer shall not be sent or distributed to the United States, nor sent or distributed using postal or other methods within, to, or from the United States. Applications to the Tender Offer which violate the above restriction directly or indirectly shall not be accepted.

Each party tendering to the Tender Offer (the standing proxy for foreign shareholders) is required to make the following representations and warranties.

The applicant is not located in the United States at the time of the tender or at the time of sending the Tender Offer Application Form; the applicant has not received or sent any information concerning the Tender Offer or documents concerning the purchase within, to or from the United States; there are no direct or indirect uses of the United States Postal Service, or any methods or means of interstate commerce, international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communication), or securities exchange facilities within the United States regarding the purchase or the execution and delivery of the Tender Offer Application Form; and no party is acting as the agent, trustee or the mandatory of another party without that party’s discretionary power (excluding cases where said party gives all instructions regarding the purchase from outside the United States.).

(10)	Date of public notice of the commencement of the Tender Offer

Thursday, January 31, 2013

(11)	Tender offer agent

SMBC Nikko Securities, 3-1, Marunouchi 3-chome, Chiyoda-ku, Tokyo

3. Post-Tender Offer policies and outlook

(1)	Policies subsequent to the Tender Offer

For information on policies, see “(1) Description of the Tender Offer,” “(3) Management Policy subsequent to the Tender Offer,” “(4) Plan for restructuring subsequent to the Tender Offer (so-called two-step acquisition)” and “(5) Expected de-listing and reasons thereof” under “1. Purpose of the Tender Offer” above.

(2)	Future Prospects

The Tender Offer will have a negligible impact on the Company’s consolidated performance.

4. Other

(1)	The existence and description of any agreement between the Offeror and the Target Company or its officers and content of the agreement

According to the Target Company Press Release, the Target Company carefully deliberated and considered the Transaction, including the Tender Offer, based on the Target Company Valuation obtained from Mizuho Securities, the legal advice obtained from Mori Hamada & Matsumoto, and the content of the opinions of independent directors without an interest in the Company or Itochu, which is the Target Company’s controlling shareholder. Furthermore, concurrently, discussions with the Company concerning collaboration between the Target Company and the Company including the sale of fashion-related products handled by the Target Company on the EC sites established and operated by the Company, and discussions with Itochu concerning collaboration between the Target Company and Itochu including matters concerning cooperation aimed at expanding the product lineup carried by the Target Company, the supply of products by Itochu and the consignment of logistics operations to the Target Company have commenced, and said discussions are scheduled to continue.

In a market environment where the weight of access and orders from smartphones are increasing rapidly, the Target Company believes that the construction of the fashion EC site with the greatest support from smartphone users is key to differentiation from rival companies. The Company possesses knowledge and technology concerning mobile businesses and devices, and building a capital relationship between the Target Company and the Company is expected to make the Target Company more competitive by conducting new businesses backed by this capital relationship. That is, while the Target Company believes strengthening the recognition of the MAGASeek business is a pressing issue, it believes that factors such as the ability to approach the Company’s approximately 60 million subscribers, and the expected synergies to occur in advertizing and promotion will have a substantial effect on strengthening brand recognition and increasing membership. In addition to expansion of the size of the business through such partnerships with the Company, it believes it can expand and accelerate its product lineup by also continuing the deep capital relationship with Itochu, which has strong ties with the textiles industry. As a result, the Target Company has determined that the Transaction including the Tender Offer will contribute to improving the enterprise value of the Target Company, that the Tender Offer Price and other terms of the Tender Offer are appropriate, and that the Tender Offer will provide an opportunity for the rational sale of shares by the Target Company’s shareholders. Consequently, a decision to express an opinion in support of the Tender Offer and recommend that the shareholders of the Target Company tender their shares to the Tender Offer and leave the decision on tendering Stock Acquisition Rights to the Tender Offer to the discretion of holders of Stock Acquisition Rights was made in the meeting of the Target Company’s Board of Directors held on January 30, 2013, because no valuation report was obtained from an independent appraiser and the appropriateness of the purchase price of the Stock Acquisition Rights was not verified considering that the Stock Acquisition Rights were issued as stock options and the Stock Acquisition Rights cannot be exercised, even if acquired by the Company in light of the conditions of the exercise of said rights. Considering that of the Target Company’s officers, Kensuke Hosomi is concurrently serving as an employee of Itochu and Takaaki Komatani is a worker on loan from said company, the resolution concerning the opinion on the Tender Offer was conducted in two stages; and, from the perspective of avoiding the appearance of conflicts of interest, after a resolution approving the expression of a unanimous opinion supporting the Tender Offer based on deliberation by the two directors other than Kensuke Hosomi and Takaaki Komatani, the matter was deliberated upon again by all directors of the Target Company including Kensuke Hosomi and Takaaki Komatani in order to meet the required quorum for meetings of the Board of Directors in accordance with Article 369 of the Companies Act, and a unanimous decision was made to approve the above decision.

Furthermore, two of the Target Company’s auditors other than Toshihiro Hino, who is an outside company auditor of the Target Company, attended the above meeting of the Board of Directors and stated the opinion that they have no objection to the Board of Directors agreeing to the Tender Offer, recommending that the shareholders of the Target Company tender their shares in the Tender Offer and leave the decision on tendering Stock Acquisition Rights to the Tender Offer to the discretion of the holders of Stock Acquisition Rights. Of the auditors of the Target Company, Toshihiro Hino, who concurrently serves as an employee of Itochu, did not attend the above meeting of the Board of Directors from the perspective of avoiding the appearance of conflicts of interest.

(2)	Other information considered necessary for investors to decide whether to apply for the Tender Offer

1)	Financial Results for the 3rd Quarter of the Year Ending March 2013

The Target Company has announced the “Financial Results for the 3rd Quarter of the Year Ending March 2013 [Japanese GAAP] (Non-consolidated).” An overview of the Target Company’s Financial Results for the 3rd Quarter of the Year Ending March 2013 (Non-consolidated) based on said announcement is shown below. The quarterly financial statements shown in said Financial Results have not undergone a review by an audit corporation pursuant to the provisions of Article 193-2(1) of the Act. Furthermore, the overview of the content of the announcement shown below is an excerpt of the content released by the Target Company, and Offeror is not in a position to independently verify the accuracy or truth thereof, and has not actually performed such verification. Refer to the contents of the Target Company’s announcement for details.

i.	Profit and Loss

Accounting Period	First Three Quarters of the Year Ending March 31, 2013 (10th Period)
Net sales	6,573 million yen
Cost of sales	4,988 million yen
Selling, general and administrative expenses	1,926 million yen
Non-operating income	5 million yen
Non-operating expenses	3 million yen
Net income (net loss)	(358) million yen

ii.	Information Per Share

Accounting Period	First Three Quarters of the Year Ending March 31, 2013 (10th Period)
Net income (loss) per share	(16,915.45) yen
Dividends per share	— yen
Net assets per share	119,090.97 yen

2)	Revision of Earnings Forecast and Dividend Forecast

The Target Company announced the “Notice on the Revision of Earnings Forecast and Dividend Forecast” on January 30, 2013. An overview of the Target Company’s Financial Results for the 3rd Quarter of the Year Ending March 2013 (Non-consolidated) based on the announcement is shown below. Furthermore, the overview of the content of the announcement shown below is an excerpt of the content released by the Target Company, and the Offeror is not in a position to independently verify the accuracy or truth thereof, and has not actually performed such verification. Refer to the contents of the Target Company’s announcement for details. According to the announcement, a resolution was made in the meeting of the Target Company’s Board of Directors held in January 30, 2013 to revise the dividend forecast for the Year Ending March 2013 and to not pay a year-end dividend for the year ending March 2013 on the condition that the Tender Offer is successful.

Revision of the Individual Earnings Forecast for the Year Ending March 2013 (April 1, 2012 – March 31, 2013)

	Net Sales	Operating Income	Ordinary Income	Net Income	Net Income per Share
	(million yen)	(million yen)	(million yen)	(million yen)	(yen)
Previous Forecast (A)	11,565	2	0	0	27.06
Revised Forecast (B)	9,600	(511)	(509)	(533)	(25,153.37)
Change (B-A)	(1,965)	(513)	(509)	(533)	—
Change (%)	(17.0)	—	—	—	—
Reference) Previous Year’s Results (Year Ended March 2012)	9,698	252	255	138	6,541.27

For further information, please contact:

    Investor Relations Department

    Tel: +81-3-5156-1111

END

Please note that any person viewing the information contained within this Press Release may be prohibited from purchasing shares in MAGASeek Corporation until 12 hours have elapsed from the announcement of the Press Release (3:00 pm, January 30, 2013 – the time announced on the Tokyo Stock Exchange’s Company Announcements Service) as a recipient of first-hand information in relation to insider trading regulations in accordance with the provisions of Article 167(3) of the Financial Instruments and Exchange Act. Please be aware that NTT DOCOMO, INC. and MAGASeek Corporation shall in no way be liable even if you are held responsible in criminal, civil or administrative proceedings due to such a purchase.

This Press Release is for publicly announcing the Tender Offer, and was not prepared for the purpose of soliciting applications for sales or making applications for purchases in relation to the Tender Offer. To apply to make a sale, please make your own decision after reading the Tender Offer Statement concerning the Tender Offer.

This Press Release is not an applications for sales or an application for purchases of securities, nor does it constitute a part thereof, and the Press Release (or part thereof) and its distribution do not form the grounds for any agreement related to the Tender Offer, and these may not be used as grounds when concluding an agreement.

The Press Release contains information on future prospects based on the thought of management of NTT DOCOMO, INC. and MAGASeek Corporation. The actual results may substantially deviate from these statements due to a number of factors.

All procedures related to the Tender Offer shall be conducted in Japanese unless otherwise stated. All or part of the documents related to the Tender Offer shall be prepared in English, but in the event of a discrepancy between the English document and the Japanese document, the Japanese document shall take precedence.

The Tender Offer is not directly or indirectly conducted within the United States, conducted toward the United States, using the United States Postal Service or any methods or means of interstate commerce, international commerce (including but not limited to telephone, telex, facsimile, e-mail and Internet communications), or conducted through securities exchange facilities within the United States. The Tender Offer may not be tendered using the above methods and means, through the above facilities, or from within the United States. Furthermore, the Tender Offer Notice and other related purchase documents concerning the Tender Offer shall not be sent or distributed to the United States, nor sent or distributed using postal or other methods within, to, or from the United States. Applications to the Tender Offer which violate the above restriction directly or indirectly shall not be tendered.

There may be legal restrictions on the announcement or distribution of this Press Release in some countries or regions. In such cases, please take note of such restrictions and observe the law of the country or region in question. If the Press Release or a translation thereof is received in a country or region whether the implementation of the Tender Offer is illegal, this shall not constitute soliciting applications for sales or making applications for purchases in relation to the Tender Offer, and shall simply be deemed to be a document distributed as information.